Exhibit (a)(1)(F)

FORM OF

COMMUNICATION TO ELIGIBLE EMPLOYEES PARTICIPATING IN

THE REPRICING OFFER CONFIRMING RECEIPT OF ELECTION FORM

AND ELIGIBLE OPTION AND ELIGIBLE SAR INFORMATION SHEET

Date:

To:

From:	NeoPhotonics Corporation

Re:	Confirmation of Receipt of Election Form and Eligible Option and Eligible SAR Information Sheet

This message confirms that we have received your Election Form and Eligible Option and Eligible SAR Information Sheet. This confirmation should not, however, be construed to imply that the Election Form, Eligible Option and Eligible SAR Information Sheet or any other documents that you have submitted have been properly completed or are otherwise in proper form or that we have accepted your Eligible Options or Eligible SARs for amendment. If your Election Form and Eligible Option and Eligible SAR Information Sheet are properly completed and signed, and all eligibility requirements are met, we expect to accept your Eligible Options or Eligible SARs elected for amendment, subject to the terms and conditions set forth in the Repricing Offer, promptly following the expiration of the Repricing Offer at 9:00 p.m., U.S. Pacific Time, on Wednesday, December 17, 2014, unless the Repricing Offer is extended by us. Any Eligible Options or Eligible SARs listed on your Eligible Option and Eligible SAR Information Sheet for which you checked the corresponding box, will be amended in the manner described in the Offering Memorandum upon expiration of the Repricing Offer.

Unless you withdraw your tendered Eligible Options or Eligible SARs by providing us a properly completed and signed Notice of Withdrawal before 9:00 p.m., U.S. Pacific Time, on Wednesday, December 17, 2014 (or, if the Repricing Offer is extended, before the new termination date (provided, however, that unless we have accepted your tendered Eligible Options or Eligible SARs, you may also withdraw any such tendered Eligible Options or Eligible SARs at any time after 9:00 p.m. Pacific Time on Friday, January 16, 2015)), we will, subject to the conditions of the Repricing Offer, amend all Eligible Options or Eligible SARs that you have properly tendered. If you do not withdraw your tendered Eligible Options or Eligible SARs and we accept your Eligible Options or Eligible SARs for amendment, promptly following the expiration of the Repricing Offer we will provide you with a “confirmation letter” confirming that your Eligible Options or Eligible SARs have been accepted for amendment. Your Election Form and Eligible Option and Eligible SAR Information Sheet may be changed or revoked at any time by delivering a new properly completed and signed Election Form and Eligible Option and Eligible SAR Information Sheet bearing a later date so long as we receive the documents before the expiration of the Repricing Offer.

You should direct questions about the Repricing Offer or requests for assistance (including requests for additional or paper copies of the Repricing Offer, the Election Form, your Eligible Option and Eligible SAR Information Sheet or other documents relating to the Repricing Offer) to Ian Gray at 2911 Zanker Road, San Jose, California 95134 or by calling (408) 232-9200 or sending an email to tender@neophotonics.com.

Capitalized terms not otherwise defined herein shall have the meaning set forth in the Offer to Reprice Eligible Options and Stock Appreciation Rights dated November 18, 2014 (the “Offering Memorandum”).